Exhibit 99.1
Titanium Asset Management Corp.
Reports Second Quarter 2009 Results
Milwaukee, WI, August 10, 2009 — Titanium Asset Management Corp. (AIM – TAM) today reported results for the second quarter of 2009.
Highlights are as follows:
•	Revenues of $4,944,000 for the second quarter of 2009, a 10% increase over the same period last year.

•	Performance fees generated in the quarter but not yet recognized of $580,000 (Q2 2008 – nil).

•	Managed and fee paying assets up from $8,379.4 million to $8,475.3 million in the year to date.

•	Net loss of $1,195,000, or $0.06 per diluted common share, compared to a loss of $1,492,000, or $0.07 per diluted common share, for the second quarter of 2008.
Commenting on these results, Nigel Wightman, Chairman and CEO of Titanium Asset Management Corporation said:
“During the quarter we continued the integration of our four operating businesses. This allowed us to reduce headcount and achieve other savings, the benefits of which will be felt in the coming quarters.
Our sales effort is now operating across all businesses and products. Investors seem to have made few strategic changes to their portfolios in the first half of the year but as markets stabilize we expect activity to pick up in the second half. Our institutional pipeline remains strong and we expect this to translate into significant amounts of new business over the balance of the year. In particular we expect to be major participants in the US Government’s TALF programme on behalf of our clients.
Better market conditions have allowed us to generate $580,000 in performance fees in the quarter on our two absolute return funds. Because these fees are earned on a calendar year basis they are not included in fee income and are subject to change, up or down, over the balance of the year.”
For further information please contact:

Titanium Asset Management Corp.
Nigel Wightman, Chairman and CEO	+44 20 7822 1881 or + 44 7789 277849

Seymour Pierce Ltd
Jonathan Wright	+44 20 7107 8000

Penrose Financial
Gay Collins/Elisha Vincent	+44 20 7786 4882 or +44 7798 626282
titanium@penrose.co.uk

Titanium Asset Management Corp. Second Quarter 2009 Operating Results

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Fee income	$4,944,000	$4,486,000	$9,840,000	$6,706,000
EBITDA(1)	(1,033,000)	391,000	(2,027,000)	718,000
Net loss	(1,195,000)	(1,492,000)	(2,736,000)	(1,488,000)
Earnings per share:
Basic	$(0.06)	$(0.07)	$(0.13)	$(0.07)
Diluted	$(0.06)	$(0.07)	$(0.13)	$(0.07)

(1)	See accompanying table for definition of EBITDA.
Assets Under Management
Our managed and fee paying assets increased over the six months ended June 30, 2009, totaling $8,475.3mn at the end of the second quarter 2009:

	Managed	Distributed
	Assets	Assets
	(in millions)

Balance at December 31, 2008	$7,573.2	$806.2
Net assets won/lost	(138.0)	4.5
Market effect	179.7	49.7

Balance at June 30, 2009	$7,614.9	$860.4

Distributed assets are those managed by a hedge fund advisor on which we earn referral fees. Net assets won/lost are a combination of new and lost accounts plus additions and withdrawals from existing accounts. Market effect is a combination of the change in financial market plus the effect (positive or negative) of active management.
While we had a positive net inflow of assets from new accounts, existing client accounts saw a net withdrawal, principally at NIS. This reflected cash flow issues at a number of our institutional clients.
The positive market effect reflected the strong recovery in fixed income markets and positive returns from absolute return (hedge fund) strategies. In the second quarter, equity markets recovered the losses seen in the first quarter.
During the six months to June 30, 2009, 84% of our managed and fee paying assets with defined performance benchmarks outperformed their respective benchmarks.
Our assets under management by major investment strategy were as follows:

	June 30, 2009		December 31, 2008
	(in millions)	% of total	(in millions)	% of total

U.S. fixed income	$6,907.4	90.7%	$6,674.8	88.2%
U.S. equity	685.4	9.0%	874.6	11.5%
International equity	22.1	0.3%	23.8	0.3%

Balance at end of period	$7,614.9	100.0%	$7,573.2	100.0%

Our assets under management by broad client type were as follows:

	June 30, 2009		December 31, 2008
	(in millions)	% of total	(in millions)	% of total

Institutional – Retirement plans	$3,350.1	44.0%	$3,633.3	48.0%
Institutional – Other	2,563.6	33.7%	2,197.3	29.0%
Retail – Broker/dealer accounts	939.6	12.3%	948.6	12.5%
Retail – Other	761.6	10.0%	794.0	10.5%

Balance at end of period	$7,614.9	100.0%	$7,573.2	100.0%

Operating Results
Our revenues increased relative to the second quarter of 2008 as a result of the acquisition of Boyd Watterson Asset Management, offset in part by decreased revenues at our other three subsidiaries as a result of weaker markets and net business losses over the past twelve months. Our institutional new business pipeline is strong and significant assets are expected to be won in the coming quarters. In particular we expect to be major participants in the US Government’s TALF programme under which investors can borrow from the New York Federal Reserve to invest in AAA rated asset-backed and related securities. We are also developing a real estate investment capability.
Performance fees of $580,000 were generated during the quarter; these fees are not recognized as revenues because they are based on a calendar year performance period. As such this figure is subject to change, up or down, over the balance of the year.
Our operating loss of $1,195,000, while an improvement on the loss of $1,492,000 in the same quarter in 2008, reflects in part continuing high professional fees. These are expected to fall in the second half of the year. The benefits of greater operational integration that is taking place and the consequent reduction in headcount should also be felt over the balance of the year. During the second quarter we reduced our headcount from 97 to 92.
Forward-looking Statements
This press release contains certain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks, and uncertainties, many of which are beyond the control of Titanium.
Any forward-looking statements made in this press release speak as of the date made and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and the Company undertakes no obligation to update any such statements. Additional factors that could influence Titanium’s financial results are included in its Securities and Exchange Commission filings, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
The Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2009, is expected to be filed with the Securities and Exchange Commission on or before August 14, 2009. The report will be available on the SEC’s website at www.sec.gov and on the Company’s website at www.ti-am.com.

Titanium Asset Management Corp.
Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2009	2008
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$11,296,000	$18,753,000
Securities available for sale	8,574,000	10,683,000
Accounts receivable	3,568,000	4,041,000
Other current assets	1,798,000	1,420,000

Total current assets	25,236,000	34,897,000

Securities available for sale	—	672,000
Property and equipment, net	504,000	456,000
Goodwill	34,410,000	32,757,000
Intangible assets, net	28,488,000	32,206,000
Deferred income taxes	5,680,000	4,202,000

Total assets	$94,318,000	$105,190,000

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$321,000	$663,000
Acquisition payments due	954,000	8,145,000
Other current liabilities	1,757,000	1,789,000

Total current liabilities	3,032,000	10,597,000

Acquisition payments due	960,000	1,889,000

Total liabilities	3,992,000	12,486,000

Commitments and contingencies
Stockholders’ equity
Common stock, $0.0001 par value; 54,000,000 shares authorized; 20,509,502 and 20,464,002 shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively	2,000	2,000
Restricted common stock, $0.0001 par value; 720,000 shares authorized; 612,716 issued and outstanding at June 30, 2009 and December 31, 2008	—	—
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	—	—
Additional paid-in capital	99,667,000	99,462,000
Accumulated deficit	(9,333,000)	(6,597,000)
Other comprehensive income loss	(10,000)	(163,000)

Total stockholders’ equity	90,326,000	92,704,000

Total liabilities and stockholders’ equity	$94,318,000	$105,190,000

Titanium Asset Management Corp.
Condensed Consolidated Statement of Operations
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Fee income	$4,944,000	$4,486,000	$9,840,000	$6,706,000

Operating expenses:
Administrative	6,109,000	4,095,000	12,126,000	5,988,000
Amortization of intangible assets	1,096,000	1,193,000	2,039,000	2,002,000
Impairment of intangible assets	—	1,792,000	—	1,792,000

Total operating expenses	7,205,000	7,080,000	14,165,000	9,782,000

Operating loss	(2,261,000)	(2,594,000)	(4,325,000)	(3,076,000)

Other income
Interest income	114,000	372,000	234,000	868,000
Interest expense	(15,000)	—	(29,000)	—
Gain (loss) on investments	193,000	—	(188,000)	—

Loss before taxes	(1,969,000)	(2,222,000)	(4,308,000)	(2,208,000)

Income tax benefit	(774,000)	(730,000)	(1,572,000)	(720,000)

Net loss	$(1,195,000)	$(1,492,000)	$(2,736,000)	$(1,488,000)

Earnings (loss) per share
Basic	$(0.06)	$(0.07)	$(0.13)	$(0.07)
Diluted	$(0.06)	$(0.07)	$(0.13)	$(0.07)

Weighted average number of common shares outstanding:
Basic	20,546,490	20,451,502	20,546,490	20,451,502
Diluted	20,546,490	20,451,502	20,546,490	20,451,502

Titanium Asset Management Corp.
Condensed Consolidated Statement of Cash Flows
(unaudited)

	Six Months Ended June 30,
	2009	2008

Cash flows from operating activities
Net loss	$(2,736,000)	$(1,488,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,093,000	2,002,000
Impairment of intangible assets	—	1,792,000
Noncash share compensation	205,000	—
Accretion of acquisition payments	25,000	—
Loss on investments	188,000	—
Deferred income taxes	(1,572,000)	(751,000)
Changes in assets and liabilities:
Decrease in accounts receivable	562,000	244,000
Decrease (increase) in other current assets	170,000	(346,000)
Decrease in accounts payable	(348,000)	(59,000)
Decrease in other current liabilities	(25,000)	(916,000)

Net cash provided by (used in) operating activities	(1,438,000)	478,000

Cash flows from investing activities
Purchases of property and equipment	(121,000)	(72,000)
Cash and cash equivalents released from trust	—	55,587,000
Purchases of securities available for sale	(8,437,000)	—
Sales and redemptions of securities available for sale	10,690,000	—
Cash paid for acquisition of subsidiaries, net of cash acquired	(6,000)	(31,226,000)

Net cash provided by investing activities	2,126,000	24,289,000

Cash flows from financing activities
Payment of deferred acquisition obligations	(8,145,000)	—
Redemption of common stock	—	(12,017,000)

Net cash used in financing activities	(8,145,000)	(12,017,000)

Net increase (decrease) in cash and cash equivalents	(7,457,000)	12,750,000

Cash and cash equivalents:
Beginning	18,753,000	19,388,000

Ending	$11,296,000	$32,138,000

Supplemental disclosure of cash flow information
Income taxes refunded (paid)	$36,000	$(598,000)

Supplemental disclosure of non-cash investing and financing activities
Paid-in capital attributed to common stock repurchase rights not executed	$—	$55,587,000
Payments due in connection with acquisitions	$—	$1,903,000

Titanium Asset Management Corp.
Reconciliation of EBITDA
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008

Net loss	$(1,195,000)	$(1,492,000)	$(2,736,000)	$(1,488,000)

Amortization of intangible assets	1,096,000	1,193,000	2,039,000	2,002,000
Impairment of intangible assets	—	1,792,000	—	1,792,000
Depreciation expense	25,000	—	54,000	—
Share compensation expense	107,000	—	205,000	—
Interest income	(114,000)	(372,000)	(234,000)	(868,000)
Interest expense	15,000	—	29,000	—
Investment gains (losses)	(193,000)	—	188,000	—
Income tax benefit	(774,000)	(730,000)	(1,572,000)	(720,000)

EBITDA(1)	$(1,033,000)	$391,000	$(2,027,000)	$718,000

Notes:

(1)	EBITDA is defined as net loss before non-cash charges for amortization and impairment of intangible assets, depreciation, and share compensation expense, interest income and expense, investment gains and losses, and income taxes. This supplemental non-GAAP liquidity measure is provided in addition to, but not as a substitute for, cash flows from operations. As a measure of liquidity, we believe EBITDA is useful as an indicator of our ability to service debt, make new investments, and meet working capital requirements. EBITDA, as we calculate it, may not be consistent with computations of EBITDA by other companies. We believe that many investors use this information when analyzing the financial position of companies in the investment management industry.